LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 Facsimile: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. Beijing • Hong Kong • Tokyo Melbourne • Sydney

December 1, 2016

Ms. Christina Chalk,

        Senior Special Counsel,

            Securities and Exchange Commission,

                Office of Mergers and Acquisitions,

                    100 F Street, N.E.,

                        Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV

Form F-4

Filed November 14, 2016

SEC File No. 333-214581

Dear Ms. Chalk:

Thank you for your letter of November 29, 2016, setting forth the Staff’s comments on the Registration Statement on Form F-4 (the “Registration Statement”) submitted to the Staff by Anheuser-Busch InBev SA/NV (the “Company”) on November 14, 2016. On behalf of the Company, we have submitted today through the EDGAR system for further review by the Staff an amendment (“Amendment No. 1”), reflecting changes made in response to the Staff’s comments.

The Company has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Ms. Christina Chalk	-2-

General

1.	In multiple places throughout the prospectus, including on page 9 under “Can I withdraw after I tender my SABMiller Notes and deliver my consents?” and elsewhere later in the disclosure document, you state that Notes may be withdrawn through the Expiration Date of the Offer and thereafter if “the Issuer is otherwise required by law to permit withdrawal.” See also similar disclosure on page 14, first paragraph. Revise to clearly state when and under what circumstances Notes may be withdrawn after the Expiration Date of the Offer. In addition, revise the disclosure regarding withdrawal rights on page 63, consistent with the changes you make in response to this comment. We note that on page 63, you state that tender of Notes may not be withdrawn at any time after Expiration, which appears to be inconsistent with your earlier disclosure.

R: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on pages 9, 14 and 63.

Conditions to the Exchange Offers and Consent Solicitations, page 58

2.	Revise this section to clarify that all offer conditions, including those enumerated in subparagraph (2) here, must be satisfied or waived as of the Expiration Date.

R: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 59.

Ms. Christina Chalk	-3-

* * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to call me at +44 20 7959 8570. Thank you.

Very truly yours,

/s/ George H. White

George H. White

cc:	Augusto Lima

Gabriel Ventura

(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury

Joshua Bradley

Jennifer Rainey Singh

Samuel Saunders

(Sullivan & Cromwell LLP)

Thomas Mosher

(Allen & Overy LLP)